Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 (No. 333-251510) of VectoIQ Acquisition Corp. II of our report dated December 18, 2020, except for changes to the number of warrants to be included in the proposed public offering as described in the first paragraph of Note 3 and the Private Placement Units section of Note 4, as to which the date is December 28, 2020, relating to the financial statements of VectoIQ Acquisition Corp. II, appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to our firm under the heading “Experts” in such Prospectus.

/s/ RSM US LLP

New York, New York

December 28, 2020